[Pure Cycle Letterhead]

July 18, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:  Anita Karu

Re:	Pure Cycle Corporation
Registration Statement on Form S-3
Filed April 24, 2007
File No. 333-142335

Dear Ms. Karu

On July 17, 2007, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Pure Cycle Corporation (the “Company”) requested that the effective date of the Registration Statement on Form S-3, Registration No. 333-142335 (the “Registration Statement”), be accelerated so that the same will become effective at 11 a.m. Eastern Daylight Time, on July 19, 2007, or as soon thereafter as practicable.

The Company hereby supplements its request pursuant to Rule 461 and acknowledges the following:

(1)           Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (303) 292-3456 or Wanda J. Abel of Davis Graham & Stubbs LLP at (303) 892-7314 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Mark W. Harding

Mark W. Harding

President

cc:  Wanda J. Abel